UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G02995101

(CUSIP Number)

Keith Lyon

General Counsel

Catalina Holdings (Bermuda) Ltd

Cumberland House

1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda

Tel:  +1 441 494 6368

With a Copy to:

Michael Gilligan

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G02995101

1.	Name of Reporting Person Catalina Holdings (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,390

	8.	Shared Voting Power

	9.	Sole Dispositive Power 548,390

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Calculated based on the 9,879,513 aggregate number of common shares stated to be outstanding on November 1, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of American Safety Insurance Holdings Ltd, a Bermuda corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 31 Queen Street, 2nd Floor, Hamilton, HM 11, Bermuda.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Catalina Holdings (Bermuda) Ltd (“Catalina”), a Bermuda registered and domiciled company.

The place of organization of Catalina is Bermuda.  The principal business of Catalina is to acquire insurance and reinsurance companies/portfolios either in run-off or going into run-off.  Catalina was not formed for the specific purpose of investing in the securities of the Issuer.  The principal office of Catalina is located at Cumberland House, 1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda.  The registered office of Catalina is located at Thistle House, 4 Burnaby Street, Hamilton HM11, Bermuda.

The name, present principal occupation or employment and business address and citizenship of each director and executive officer of Catalina are as set forth below.

Name	Present Principal Occupation/Employment and Address	Citizenship
Directors

Mr. Christopher Fagan

Chairman, President and Chief Executive Officer of Catalina Holdings (Bermuda) Ltd.

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

Cumberland House, 1 Victoria Street, 7th Floor

Hamilton HM 11

Bermuda

United Kingdom

Mr. Dean Dwonczyk	Chief Actuary of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Australia

Mr. Yvon Trepanier	Self-Employed Actuary BUSINESS ADDRESS: 1089 Fremont Street Longueuil, Quebec Canada J4J 1J2	Canada

Mr. Jens Niklas Herrman Juul	Self-Employed Consultant BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Sweden

Ms. Brenda Lehmann	Senior Corporate Counsel at Isis Law Limited BUSINESS ADDRESS: Isis Law Limited	Canada

35 Crow Lane, East Broadway Devonshire HM19 Bermuda

Mr. Michael Wissell	Vice President at Ontario Teachers’ Pension Plan BUSINESS ADDRESS: Ontario Teachers’ Pension Plan Board Ontario Teachers’ Pension Plan 5650 Yonge Street, Toronto, Ontario Canada M2M 4H5	Canada

Mr. John Soden	Retired Private Equity Investor BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Executive Officers

Mr. Christopher Fagan

Chairman, President and Chief Executive Officer of Catalina Holdings (Bermuda) Ltd.

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

Cumberland House, 1 Victoria Street, 7th Floor

Hamilton HM 11

Bermuda

United Kingdom

Mr. Dean Dwonczyk	Chief Actuary of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Australia

Mr. Peter Johnson	Chief Operating Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Christopher Fleming	Chief Financial Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Mr. Keith Lyon	Group General Counsel of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Mr. Peter Harnik	Chief Investment Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Charles Kasmer	SVP and Senior Actuary of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Campbell McBeath	Group Treasurer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Bermuda

Ms. Brenda Lehmann	Senior Corporate Counsel at Isis Law Limited BUSINESS ADDRESS: Isis Law Limited 35 Crow Lane, East Broadway Devonshire HM19 Bermuda	Canada

During the last five years, neither Catalina nor, to the knowledge of Catalina, any of the persons set forth in the table above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Catalina has purchased an aggregate of 548,390 shares of Common Stock in the open market at an aggregate purchase price (excluding brokerage commissions) of $10,922,637.06.  The source of the funds used by Catalina to purchase the Common Stock was working capital of Catalina.

The information set forth in Item 5(c) below is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Catalina acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed the Common Stock was undervalued and represented an attractive investment opportunity.

Catalina expects to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, strategy and future plans of the Issuer, which discussions may include proposing or considering sales of a material amount of assets of the Issuer or any of its subsidiaries and other actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.  Furthermore, following discussions with management and the board, Catalina may propose a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Catalina intends to review its investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s operations and financial position, prospects, capital structure, business development, management, competitive and strategic matters, and prevailing economic, industry and market conditions, as well as alternative investment opportunities and other investment considerations, Catalina may take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing, voting, trading, disposing or otherwise dealing in the Common Stock in such manner as it deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from any sale or merger of the Issuer.

Catalina reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including reconsidering or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)                                       Catalina beneficially owns in aggregate 548,390 shares of Common Stock, which represent 5.6% of the outstanding Common Stock.  The beneficial ownership was calculated based on 9,879,513 shares outstanding as of November 1, 2012, as reported in the Form 10-Q which was filed by the Issuer with the SEC on November 1, 2012.

b)                                       Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 548,390 shares of Common Stock.

c)                                        The following table lists all the transactions in Common Stock effected during the past sixty days by Catalina.  All such transactions were effected on the open market.

Shares of Common Stock Purchased	Price per Share ($)	Date of Purchase
19,859	17.01411	December 7, 2012
12,735	17.27462	December 10, 2012
6,673	17.43702	December 11, 2012
9,700	17.33075	December 12, 2012
17,511	17.13908	December 13, 2012
25,597	17.19928	December 14, 2012
15,993	17.49140	December 17, 2012
7,300	17.76725	December 18, 2012
16,515	17.84873	December 19, 2012
699	18.24570	December 20, 2012
100	18.25000	December 21, 2012
13,263	19.74434	January 8, 2013
9,269	19.83442	January 9, 2013
7,470	19.90604	January 10, 2013
6,400	19.94228	January 11, 2013
12,787	19.89765	January 14, 2013
4,500	19.91175	January 15, 2013
4,955	19.91452	January 16, 2013
2,560	19.97273	January 17, 2013

8,492	19.92339	January 18, 2013
16,598	19.91372	January 22, 2013
7,700	19.92047	January 23, 2013
11,000	19.89023	January 24, 2013
7,601	19.90039	January 25, 2013
10,402	19.88841	January 28, 2013
20,200	19.93814	January 29, 2013
20,152	19.90459	January 30, 2013
10,302	19.99050	February 1, 2013
16,299	19.86310	February 4, 2013
20,818	19.78496	February 5, 2013
17,644	19.77040	February 6, 2013
10,300	19.89188	February 7, 2013
5,525	19.92771	February 8, 2013
9,206	20.01456	February 11, 2013
16,293	19.99534	February 12, 2013
8,258	20.01023	February 13, 2013
1,277	20.25149	February 14, 2013
7,000	20.78053	February 15, 2013
19,619	21.56136	February 19, 2013
21,504	21.85449	February 20, 2013
13,297	22.27991	February 21, 2013
11,552	22.43197	February 22, 2013
9,051	22.76626	February 25, 2013
2,240	22.43669	February 25, 2013
5,100	22.68777	February 26, 2013
5,061	22.61573	February 27, 2013
12,800	22.88392	February 28, 2013
9,100	23.27262	March 1, 2013
9,094	23.45141	March 4, 2013
11,019	23.19359	March 5, 2013

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among Catalina or, to the knowledge of Catalina, the executive officers and directors of Catalina, and the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

Catalina Holdings (Bermuda) Ltd.

By:	/s/ Campbell McBeath
Name: Campbell McBeath
Title: Group Treasurer